SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                         For the month of November 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av. Ayrton Senna da Silva, 1633 - 2(o) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes     No  X
                                     ---     ---

                    Tele Nordeste Celular Participacoes S.A.




                               Annual Information


                                 Year Base: 2002

Introduction

This is a summary of the Annual Report for the year 2002 that the Tele Nordeste Celular Participacoes S.A. sent to the Comissao de Valores Mobiliarios - CVM, the Brazilian securities market regulatory agency

01 - Company Data

01.01 - Identification
----------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE         2 - COMPANY NAME                                                3 - CGC CORPORATE TAXPAYER NUMBER
01766-3              TELE NORDESTE CELULAR PARTICIPACOES S.A.                        02.558.156/0001-18
----------------------------------------------------------------------------------------------------------------------------
4 - TRADE NAME
TELE NORDESTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------------
5 - PREVIOUS TRADE NAME

----------------------------------------------------------------------------------------------------------------------------
6 - NIRE
263001109-3
----------------------------------------------------------------------------------------------------------------------------


01.02 - Head Office
----------------------------------------------------------------------------------------------------------------------------
1 - COMPLETE ADDRESS                                       2 - NEIGHBORHOOD OR DISTRICT
Av. Ayrton Senna da Silva, 1633 2nd floor                  Piedade
----------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                             4 - CITY                                     5 - STATE
54.410-240                               Jaboatao dos Guararapes                      PE
----------------------------------------------- --------------------------------------------- ------------------------------
6 - AREA CODE                   7 - TELEPHONE            8 - TELEPHONE           9 - TELEPHONE           10 - TELEX
55.81                           3302-2813                 -3302-2593             -3302-2594-
----------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE                  12 - FAX                 13 - FAX                14 - FAX
55.81                           3302-2869                -x-                     -x-
----------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
fabiola.almeida@timnordeste.com.br
----------------------------------------------------------------------------------------------------------------------------


01.03 - Department of Shareholders
----------------------------------------------------------------------------------------------------------------------------
1 - NAME
Fabiola Almeida
----------------------------------------------------------------------------------------------------------------------------
2 - POSITION
Investors Relations Manager
-------------------------------------------------------------------------------------------------------------------- -------
3 - COMPLETE ADDRESS                                       4 - NEIGHBORHOOD OR DISTRICT
Av. Ayrton Senna da Silva, 1633 2nd floor                  Piedade
----------------------------------------------------------------------------------------------------------------------------
5 - ZIP CODE                             6 - CITY                                     7 - STATE
54.410-240                               Jaboatao dos Guararapes                      PE
----------------------------------------------------------------------------------------------------------------------------
8 - AREA CODE                   9 - TELEPHONE            10 - TELEPHONE          11 - TELEPHONE          12 - TELEX
55.81                           3302-2594                 -x-                    -x-
----------------------------------------------------------------------------------------------------------------------------
13 - AREA CODE                  14 - FAX                 15 - FAX                16 - FAX
55.81                           3302-2869                -x-                     -x-
----------------------------------------------------------------------------------------------------------------------------
17 - E-MAIL
fabiola.almeida@timnordeste.com.br
----------------------------------------------------------------------------------------------------------------------------


01.04 - Investors Relations Director
----------------------------------------------------------------------------------------------------------------------------
1 - NAME
Walmir Urbano Kesseli
----------------------------------------------------------------------------------------------------------------------------
2 - COMPLETE ADDRESS                                       3 - NEIGHBORHOOD OR DISTRICT
Av. Ayrton Senna da Silva, 1633 2nd floor                  Piedade
----------------------------------------------------------------------------------------------------------------------------
4 - ZIP CODE                             5 - CITY                                     6 - STATE
54.410-240                               Jaboatao dos Guararapes                      PE
----------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE                   8 - TELEPHONE            9 - TELEPHONE           10 - TELEPHONE          11 - TELEX
55.81                           3302-2813                 -3302-2593-            -3302-2594-
----------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE                  13 - FAX                 14 - FAX                15 - FAX
55.81                           3302-2869                -x-                     -x-
----------------------------------------------- --------------------------------------------- ------------------------------
16 - E-MAIL
walmir.kesseli@timnordeste.com.br
----------------------------------------------------------------------------------------------------------------------------


01.05 - Reference / Auditor
----------------------------------------------------------------------------------------------------------------------------
1 - STARTING DATE OF LAST FISCAL YEAR                      2 - LAST DAY OF THE LAST FISCAL YEAR
January 01, 2002                                           December 31, 2002
----------------------------------------------------------------------------------------------------------------------------

3 - STARTING DATE OF THE CURRENT FISCAL YEAR               3 - LAST DAY FOR THE CURRENT FISCAL YEAR
January 01, 2003                                           December 31, 2003

----------------------------------------------------------------------------------------------------------------------------
5 - NAME/CORPORATE NAME OF AUDITOR                         6 - CVM CODE
Ernst & Young Auditores Independentes S.C.                 00471-5
----------------------------------------------------------------------------------------------------------------------------

01.06 - Company Characteristics
----------------------------------------------------------------------------------------------------------------------------
1 - STOCK EXCHANGES WHERE THE COMPANY IS REGISTERED
      BVBAAL                    BVMESB                   BVPR                         BVRJ               BVST
-----------------             -----------              -----------               --------------        -----------
      BVES                      BVPP                     BVRG                    x    BOVESPA
----------------------------------------------------------------------------------------------------------------------------
2 - TRADING MARKET
Stock Exchangel
----------------------------------------------------------------------------------------------------------------------------
3 - TYPE OF SITUATION
Operational
----------------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunications
----------------------------------------------------------------------------------------------------------------------------
5 - MAIN BUSINESS ACTIVITY
Mobile Telecommunications Services
----------------------------------------------------------------------------------------------------------------------------


02 - Board of Directors and Executive Officers

02.01 - Composition of the Current Board of Directors and Executive Officers
------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                        3 - CPF          4 - ELECTION   5 - MANDATE  6 - ADMINISTRATOR   7 - FUNCTION
                                                                DATE                    TYPE CODE (*)
------------------------------------------------------------------------------------------------------------------------------------
    01     Mario Cesar  Pereira de Araujo  235.485.337-87    15/05/2003      3 years            2           Chairman/President
------------------------------------------------------------------------------------------------------------------------------------
    02     Franco Bertone                  647.285.108-59    20/12/2002      3 years            2           Member
------------------------------------------------------------------------------------------------------------------------------------
    03     Marco Patuano                   760.763.854-72    15/10/2003      3 years            2           Member
------------------------------------------------------------------------------------------------------------------------------------
    04     Walmir Urbano Kesseli           357.679.019-53    04/07/2001      3 years            1           Finance and Investors
                                                                                                            Relations Director
------------------------------------------------------------------------------------------------------------------------------------
    05     Rogerio Embirucu Lyra           197.056.464-49    31/10/2002      3 years            2           Chief Commercial Officer
------------------------------------------------------------------------------------------------------------------------------------
    06     Walmir Urbano Kesseli           357.679.019-53    15/10/2003      3 years            1           Administrative Director
------------------------------------------------------------------------------------------------------------------------------------
m(*)    CODES: 1 - Belongs only to the Executive Officers
               2 - Belongs only to the Board of Directors
               3 - Belongs to the Board of Directors and Executive Directors

02.02 - Professional Experience and Educational Background of each Adviser and each Director

Board of Directors


MARIO CESAR PEREIRA DE ARAUJO

Educational Background: Graduated in Engineering from Univesidade Federal do Rio de Janeiro - UFRJ - 1697/1971

Professional Experience: Actually the President of TIM Brasil S/A. President of the Board of Directors from Institute Ronald McDonald, Norte Brasil Telecom - President and member of the Board of Directors, Tele Centro-Oeste - President, CFO and member of the Board of Directors, Director - Acess, Service Director Slice Brasil.


FRANCO BERTONE

Educational Background: Italian, 51 years, Larea in Ingegneria Elettonica (University Degree in Electronics Engineering). Telecom Italia Technology and Business School post graduate courses on business management, digital communications and computer controlled switching systems.

Professional Experience: Corporate VP- Telecom Italia Latin America - Sao Paulo, Brasil - since 2002. Director of International Operations - Argentina - Telecom Italia Branch Office - Buenos Aires, Argentina - 2001/2002. CEO and Chairman, Entel - Bolivia - 1997/2000. CEO and Chairman, Sirti Limited - UK and Sirti Limited Corp - USA - 1992/1997.Director of Sustems Division, Sirti - Milano - 1986/1991. Programme Mananger (engineering and operations) second to the Sirti-Ericsson-Philips Joint Venture for the Yanbu Industrial City Telecom Project - Saudi Arabia - 1986/1991.

MARCO PATUANO

Educational Background: Member of the Board of Directors of Tele Celular Sul Participacoes S.A., graduated in Business Administration - Universita Luigi Bocconi - Milan, Italy.

Professional Experience: Working in TIM's Group since 1990. Worked as Director of Extraordinary Finances, in charge of Mergers, Split-ups, Acquisitions as well as CFO.



Executive Directors

MARIO CESAR ARAUJO

Please see the Board of Directores


WALMIR URBANO KESSELI

Educational Background: graduated in Economics from the Catholic University of Parana, post-graduate degrees in Business Administration from Catholic University of Parana, MBA in Finance and Capital market from IBMEC and an extension course in Finance form London Bussines School.

Professional Experience: Manager of Financial execution Area, 1986/1993 of Parana's Telecommunication S.A. - Telepar, Manager of Financial management department, 1994/1998 from Telecommunications of Parana S.A.- Telepar, Manager of Financial department of Tele Celular Sul Participacoes S.A. 1999/2001. Actually Chief Financial and Investor Relations of Tele Nordeste Celular Participacoes S/A and Administrative Director.

ROGERIO LYRA

Educational Background: graduated in engineering from Pernambuco Federal University,

Professional Experience: Tele Nordeste CCO and Regional Manager, BCP Telecommunications Marketing Director - 1998/2002. Philips Business Communications, Systems Development Engineer.

03. - Control of Registrant

03.01 - Shareholding Position of Shareholders with more than 5% of Voting Shares
----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                   2 - NAME/COMPANY NAME      3 - CPF / CGC         4 - NATIONALITY         5 - STATE
----------------------------------------------------------------------------------------------------------------------------------
6 - COMMON SHARES (000s)        7 - %      8 - PREFERRED SHARES (000s)      9 - %      10 - TOTAL SHARES (000s)     11 - %
----------------------------------------------------------------------------------------------------------------------------------
                                12 - CAP. COMP.           13 - PART. IN SHAR. AGRMT.           14 - CONTROLLER
----------------------------------------------------------------------------------------------------------------------------------
01                         TIM Brasil Servicos e Participacoes S..A.       04.214.266-0001/98        Brazilian     Rio de Janeiro
----------------------------------------------------------------------------------------------------------------------------------
71,308,769                      52.69            9,588,965       4.31        80,897,734      22.61     31/12/2002      YES
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
02                         Caixa de Prev. dos Func. do B. do Brasil        33.754.482/0001-24        Brazilian     Rio de Janeiro
----------------------------------------------------------------------------------------------------------------------------------
6,847,125                       5.06             5,924,563       2.66        12,771,688      3.57      31/12/2002      NO
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
03                         Tanlay S.A.
----------------------------------------------------------------------------------------------------------------------------------
8,430,946                       6.23          0                  0.00        8,430,946       2.36      31/12/2002      NO
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
03                         Latinvest Holdings, LDC
----------------------------------------------------------------------------------------------------------------------------------
8,461,720                       6.25          0                  0.00        7,678,329       2.36      04/30/2001      NO
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
97                         SHARES IN TREASURY
----------------------------------------------------------------------------------------------------------------------------------
0                               0.00          0                  0.00        0               0.00                      NO
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
98                         OTHERS
----------------------------------------------------------------------------------------------------------------------------------
40,276,108                      29.77         206,989,540        93,03       247,265,648     69,10
----------------------------------------------------------------------------------------------------------------------------------


04. - Capital Composition


--------------------------------------------------------------------------------
                                              Capital
--------------------------------------------------------------------------------
Types of shares                    Number of shares (`000)        Reais (in 000)
--------------------------------------------------------------------------------
Common                                        135,324,668               118,607
--------------------------------------------------------------------------------
Preferred                                     222,503,068               195,016
--------------------------------------------------------------------------------
                         Total                357,827,736               313,623
--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Tele nordeste celular Participacoes S.A.


Date:  November 6, 2003

                                        By: /s/ WALMIR URBANO KESSELI
                                            ----------------------------
                                        Name: Walmir  Urbano Kesseli
                                        Title: Chief Financial Officer